October 24, 2008

United States
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Mr. James Giugliano

Re: SEC Comment letter dated October 1, 2008

Dear Mr. Giugliano:

In response to the above comment letters we intend to amend Form 10-KSB/A for the year ended December 31, 2007 to include the appropriate disclosures in Item 8. We have attached the draft of Item 8 to this correspondence. We would appreciate if you could let us know if it conforms to your requirements. We will file the amended Form 10-KSB/A once we receive your approval.

If the staff has any further comments or questions, please feel free to contact the undersigned at our offices.

Very truly yours,

/s/ Roman Livson
Roman Livson
Chief Financial Officer

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based upon that evaluation, our Directors, Chief Executive and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective. That conclusion was reached because of our failure to file the required Management’s Annual Report on Internal Control over Financial Reporting in our Annual Report on Form 10-KSB when it was filed on March 31, 2008. Management has made changes to our disclosure controls and procedures in an effort to ensure that all requirements of the Exchange Act are met in future disclosure documents.

Management’s Report on Internal Controls and Procedures

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Section 13a-15(f) of the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and the company’s CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in conformity with U.S. generally accepted accounting principles and include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

As of December 31, 2007, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the criteria established by COSO, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007, as a result of the identification of the material weakness described below.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management has identified a material weakness in the effectiveness of internal control over financial reporting arising from a shortage of adequately qualified staff in the accounting department. As a result, the reported US GAAP accounts included small clerical errors which were not timely discovered. The above errors were subsequently discovered and corrected in Form 10-KSB/A filings. No particular disclosure has been materially affected by the above weakness.

We intend to continue a US GAAP training for our staff and to streamline processes and procedures of preparing the US GAAP accounts. These steps would enable us to prepare the accounts in advance and ensure that more time is available for review and amendments. This would also help us improve the completeness and accuracy of the financial statements. We are also reviewing the possibility of hiring more qualified staff in our accounting department. However, due to budget constraints it may be unfeasible to recruit sufficient resources to completely correct the deficiency at this time.

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some person, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit the company to provide only management’s report in this annual report.

Conclusion

The above identified material weakness did not result in material audit adjustments to our 2007 financial statements. We intend to continue training our staff in US GAAP to reduce the likelihood of an error. However, based on our current size and size of operations, we do not believe it is economically feasible to fully remediate this weakness. We cannot assure you that, as circumstances change, any additional material weakness will not be identified.

Changes in internal control over financial reporting

The Company’s principal executive officers and principal financial officer have concluded that there were no changes in the Company’s internal controls over the financial reporting or disclosure controls and procedures or in other factors during the last fiscal year that have materially affected or are reasonably likely to materially affect these controls as of the end of the period covered by this report based on such evaluation.